August 15, 2024

Safra Catz
Chief Executive Officer
Oracle Corp
2300 Oracle Way
Austin, TX 78741

       Re: Oracle Corp
           Form 10-K for the Year Ended May 31, 2024
           Response dated August 9, 2024
           File No. 001-35992
Dear Safra Catz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology